FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 7, 2007
2.	Press release dated August 13, 2007
3.	Press release dated August 15, 2007
4.	Press release dated August 22, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2007
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

07 August 2007

AIT Licenses ARM926EJ-S Processor For Next-Generation Feature Phones

ARM processor to be utilized in wireless applications processor supporting multiple features at low power

HSINCHU, TAIWAN AND CAMBRIDGE, UK – Aug. 7, 2007 – ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that AIT, a manufacturer of highly integrated multimedia processors for mobile phones, has licensed the ARM926EJ-STM processor. This licensing agreement will enable AIT to benefit from leading ARM® processor technology, as well as the ARM ecosystem, to accelerate the design of advanced SoC solutions for next-generation feature phones incorporating digital camera technology.

As digital cameras, MP3 players and Internet browsers become “must have” features in mobile handsets, the need for enhanced low-power processing engines has grown significantly. To address this challenge, ARM provides advanced processing performance, as well as a comprehensive ecosystem whereby its Partners can easily access all resources, tools and support essential to increase design efficiency.

“Growing consumer demand is driving the development of SoC solutions that enable rich multimedia performance in a range of feature phones and smartphones,” said Andy Tsai, assistant vice president, AIT. “By licensing the ARM926EJ-S processor, AIT is able to combine our multimedia expertise with ARM’s leading technology and integrate advanced features in our SoC solutions, which enable sharper and more brilliant images, better sound quality, and a more complete multimedia experience in mobile devices.”

“The market for new feature phones is dynamic, as consumers increasingly expect advanced functions such as high mega-pixel cameras to be a standard component of mobile handsets,” said Stuart Ching, vice president, IP sales, ARM. “This licensing agreement enables AIT to fully utilize low-power ARM technology for new mobile applications and also underscores ARM’s ongoing commitment to work closely with our Partner community in Taiwan.”

About the ARM926EJ-S processor
The ARM926EJ-S macrocell is fully synthesizable, and features a Jazelle® technology-enhanced 32-bit RISC CPU, flexible size instruction and data caches, tightly coupled memory (TCM) interfaces and memory management unit (MMU). It also provides separate instruction and data AMBA® bus compliant AHB™ interfaces, particularly suitable for Multi-layer AHB technology-based systems. The ARM926EJ-S processor implements the ARMv5TEJ instruction set and includes an enhanced 16- x 32-bit multiplier, capable of single cycle MAC operations. It also supports all major operating systems and existing middleware.

About AIT
Alpha Imaging Technology Corp. (AIT) was founded in November 2002. Its major products are highly integrated Mobile Multimedia Processors (MMP) for mobile phones. Based on years of experiences on digital imaging, AIT insists on the best image quality across all product lines. AIT currently supplies top name brand and ODM phone makers in Taiwan and Korea with products built into phones by Motorola, BenQ, Siemens, Philips, Panasonic, NEC, LG and Samsung etc. Its single chip solutions address the mobile multimedia phone market and provide extensive features support on ISP, JPEG, MPEG4, H263, MP3, AAC, AAC+, WMA, MIDI, surround sound, 2D/3D graphics, and JAVA MIDP2.0 hardware acceleration.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Jazelle and AMBA are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Michelle Spencer ARM +44 1628 427 780 michelle.spencer@arm.com

Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com

ARM PRESS OFFICE: +44 208 846 0797

Jill Warner
Text 100
+1 415 593 8414
naarm@text100.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Claudia Natalia
ARM
(408) 548 3172
claudia.natalia@arm.com

Item 2

13 August 2007

Speed Pixel Licenses ARM7TDMI Processor for New Digital Wireless Video SoC

Hong Kong-based fabless company benefits from ARM DesignStart Program

CAMBRIDGE, UK – Aug. 13, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Speed Pixel Technology Ltd. (Speed Pixel), an emerging fabless company based in Hong Kong with a strong background in end-product systems design, has licensed the ARM7TDMI® processor through the ARM® Processor Foundry Program. Following this agreement with ARM, Speed Pixel will be able to develop advanced SoC solutions for short- to mid-range digital wireless video applications. The company started its ARM technology-based design through the ARM DesignStart™ Program. Now backed by venture capital funding, Speed Pixel are in the process of completing their designs which will be available in Q3 2007.

Already well-known for its manufacturing capacity, Hong Kong is now home to a growing base of fabless semiconductor design companies. Although they are supported by the government, these startups typically have few employees and little initial capital, and thus face the challenge of obtaining leading SoC technologies on a tight budget. To help address these problems, ARM launched the DesignStart Program in 2005, enabling startup companies to evaluate ARM processors in their designs prior to obtaining a full commercial license. In addition, the ARM ecosystem, which is well established in China, provides the necessary third-party resources to accelerate their ARM Powered® designs. The ARM DesignStart Program now features the ARM7TDMI processor and ARM926EJ™ processor design kits at various process nodes.

“As we sought to develop SoC solutions providing excellent performance, long battery life and support for low-cost wireless video applications, the ARM7TDMI processor available via the ARM DesignStart Program stood out as the obvious choice,” said Michael Chan, CTO, Speed Pixel. “The fact that the ARM7TDMI processor was available through the ARM DesignStart Program has significantly reduced our financial burden and enabled us to focus on developing innovative products. Silicon-proven ARM technology, foundry support and the comprehensive ARM ecosystem all contributed to our rapid design cycle and tapeout.”

“Many Chinese fabless startups enter the market with small teams and a low level of initial capital, but would like to access ARM processor technology to develop their SoC designs. The ARM DesignStart Program fully addresses their needs,” said Dr. Jun Tan, president, ARM China. “Speed Pixel has completed the cycle from concept and design to validation and tapeout within a very short time. With the DesignStart Program, ARM has reaffirmed its commitment to enabling startups worldwide, as well as small- and medium-sized fabless companies, to leverage our leading technologies. This benefits the entire ARM ecosystem and helps to bring innovative products to market quickly.”

Speed Pixel’s SoC solution will enable OEMs to develop mobile wireless video products with high performance, long battery life, low cost and reduced interference. These products can be widely used in applications such as infant monitoring, home/office surveillance, law enforcement, rescue and toys.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI and ARM Powered are registered trademarks of ARM Limited. DesignStart and ARM926EJ are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

# # #

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer	Dong Chen
ARM	Text 100
+44 1628 427780	+86 21 6426 3989
michelle.spencer@arm.com	dong.chen@text100.com.cn

Item 3

15 August 2007

ARM Appoints ZLGMCU to Distribute Keil Development Tools in China

Expanded distribution network provides easy access to Keil development tools and accelerates migration from 8-bit to 32-bit designs

CAMBRIDGE, UK – Aug. 15, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that ZLGMCU, a leading microcontroller and embedded solutions provider in China and member of the ARM® Connected Community, has been appointed as a distributor of Keil™ development tools. With this agreement, Chinese embedded systems designers will gain easier access to advanced Keil development tools, which enable the rapid design of high-quality microcontrollers based on the ARM7™ and ARM9™ processor families and the Cortex™-M3 processor. Furthermore, engineers in China will also be able to leverage ZLGMCU’s expertise in ARM technology-based embedded systems development, as they develop a wide range of ARM Powered® solutions.

“In order to accelerate the development of ARM technology-based system designs, Chinese engineers need flexible and easy access to high-quality development tools,” said Prof. Ligong Zhou, CEO, ZLGMCU. “The Keil development tools are easy to learn and use, yet powerful enough for the most demanding embedded applications. Featuring the easy-to-use μVision™ IDE, the Keil development tools provide developers with a feature-rich environment for 8-bit MCUs as well as 32-bit ARM technology-based microcontrollers. This partnership enables us to offer advanced development tools to Chinese engineers, together with our own ARM technology design experience and expertise.”

“Deploying advanced development tools is critical for today’s embedded systems designs, as developers face intense market demand, as well as the challenges of growing complexity,” said Dr. Jun Tan, president, ARM China. “ARM is committed to further extending the distribution network of our Keil development tools, which have been adopted worldwide. ARM is also committed to helping Chinese engineers develop system solutions addressing a wide range of applications more efficiently. The interface compliance of our Keil development tools with the RealView® Microcontroller Development Kit will accelerate engineers’ migration from 8-bit to 32-bit MCU designs.”

The Keil tool chain supports ARM processor-based microcontrollers from a comprehensive array of global microcontroller vendors, including the latest ARM Cortex-M3 processor-based MCUs from STMicroelectronics and Luminary Micro, and current ARM7™ and ARM9™ family-based MCUs from Atmel, NXP, Oki, Texas Instruments, and many others. This extensive catalog of microcontrollers delivers an unrivalled choice to end-users with a rich array of peripherals and device implementations offering solutions for simple, cost-sensitive and high-performance applications.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and RealView are registered trademarks of ARM Limited. Keil, ARM7, ARM9, Cortex and μVision are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

# # #

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com	Dong Chen Text 100 +86 21 6426 3989 dong.chen@text100.com.cn

Item 4

22 August 2007

Xi'An Huaxun Licenses ARM7TDMI Processor

ARM DesignStart Program enables emerging Chinese fabless company to bring advanced SoC design for promising consumer segment into production

CAMBRIDGE, UK – Aug. 22, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Xi’An Huaxun, an emerging Chinese fabless semiconductor company, has licensed the ARM7TDMI® processor via the ARM® Processor Foundry Program. This licensing agreement enables Xi’An Huaxun to develop advanced SoCs for GPS navigation systems, which are now being widely adopted by Chinese consumers. Xi’An Huaxun started its ARM technology-based design through the ARM DesignStart™ Program and is now ready to bring its proven design success into production. It also becomes the first ARM processor licensee in Xi’An, an economic and technology center in northwest China. Xi’An Huaxun’s ARM technology-based SoCs will be available in Q3 2007.

The ARM DesignStart Program is designed to help startups, as well as small and medium-sized fabless companies, leverage industry-leading ARM processor technologies. The program enables SoC designers to reduce financial risk by postponing the full commercial license of ARM processors until they have almost completed and tested their designs, and are ready to bring their products to the mass market. Silicon-proven on specific foundry processes, the ARM7TDMI and ARM926EJ™ processors available through the ARM DesignStart Program enable fabless companies with limited budgets to develop innovative SoCs for emerging applications and achieve success in promising new segments of the consumer electronics market.

“The popular ARM7TDMI processor can provide SoC designers with the advantages of high performance, low power and low cost, and is ideal for small form-factor devices such as GPS navigation systems,” said Dr Peter Zhou, CEO, Xi’An Huaxun. “Through the ARM DesignStart Program, we have been able to focus on developing innovative SoCs at an early stage with minimized financial burden and pressure. Furthermore, the well-established ARM ecosystem in China has also enabled us to obtain the necessary talent, tools and foundry support to expedite our design cycle and time-to-market.”

China has the fastest growing automotive market in the world today. With improved performance, reduced power consumption, smaller size and lower cost, in-car GPS navigation systems are now widely adopted by Chinese consumers seeking a more convenient and comfortable driving experience. With a strong track record in designing SoCs for GPS applications, Xi’An Huaxun is well positioned to offer advanced ARM Powered® solutions to address the significant market demand in China.

“ARM is dedicated to helping our Partners succeed regardless of company size, offering flexible licensing models to meet their needs. The ARM DesignStart Program is one of our efforts to enable fabless companies, especially Chinese companies with limited up-front capital, to innovate with ARM technologies,” said Dr. Jun Tan, president, ARM China. “Through the ARM DesignStart Program, which now features two of the most popular ARM processors, as well as the ARM Processor Foundry Program, we are able to help our Partners bring innovative designs to market faster while minimizing risk.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI and ARM Powered are registered trademarks of ARM Limited. ARM926EJ and DesignStart are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

# # #

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer ARM +44 1628 427780 michelle.spencer@arm.com	Dong Chen Text 100 +86 21 6426 3989 dong.chen@text100.com.cn